SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 16 November 2006

NATIONAL GRID plc
(Registrant’s Name)
1-3 Strand
London
WC2N 5EH
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The following is the announcement concerning results for the six months ended 30 September 2006, as filed with the London Stock Exchange today.

Embargoed until 7:00am 16 November 2006
National Grid plc
Results for the six months ended 30 September 2006
HIGHLIGHTS
•	Good first half performance
•	Profit before tax and earnings both up 12%

•	Interim dividend up 7%
•	Well positioned for growth
•	Capital investment in existing businesses up 30%

•	Acquisition of Rhode Island gas distribution assets completed

•	Significant progress towards completion of the agreed acquisition of KeySpan
•	Comprehensive strategic review completed
•	Focus on electricity and gas markets in the UK and US

•	Exit from Wireless infrastructure and Basslink

•	Share buy-back utilising $1.9bn US stranded asset cash flow
FINANCIAL RESULTS

	Six months ended 30 September
(£million except where indicated)	2006	2005	% change

Business performance Note A
Operating profit – actual exchange rate	1,125	1,091	3
Operating profit – constant currency basis Note B	1,125	1,088	3
Pre-tax profit	872	776	12
Earnings	591	528	12
Earnings per share	21.7p	17.9p	21

Statutory results
Operating profit from continuing operations	1,157	1,044	11
Pre-tax profit from continuing operations	826	736	12
Earnings from continuing operations	594	499	19
Earnings per share from continuing operations	21.8p	16.9p	29

Dividend per share	10.9p	10.2p	7

Sir John Parker, Chairman, said:
“Over the last five years National Grid has consistently delivered good results and today’s announcement is no exception – this performance is to the credit of our employees, our management and the leadership of Roger Urwin. Roger has an outstanding track record, having led National Grid through transformational change, and leaves our business in very good shape.
“National Grid is now entering the next stage of its development. We continue to invest heavily in our businesses. We have made significant progress towards completion of the KeySpan acquisition. We have reviewed and refocused our strategy. These developments reinforce our confidence in delivering continued good results and sustained growth.”

Note A: Business performance results are the primary financial performance measure used by National Grid, being the results for continuing operations before exceptional items and remeasurements. Remeasurements are non-cash movements in the carrying value of financial instruments and of certain commodity contracts that arise from changes in mark-to-market values or in exchange rates and are reflected in the income statement to the extent that hedge accounting is not achieved or is not fully effective. Further details are provided in Note 3 on page 18. A reconciliation of Business performance to Statutory results is provided in the Condensed Group Income Statement on page 11.
Note B: ‘Constant currency basis’ refers to the reporting of the actual results against the prior period results which, in respect of any US$ currency denominated activity, have been translated using the average US$ exchange rate for the six months ended 30 September 2006, which was $1.86 to £1.00. The average rate for the six months ended 30 September 2005 was $1.85 to £1.00.

National Grid
2006/07 Half Year Results

OPERATING REVIEW
Over the last six months we have delivered a good performance driven by our UK transmission and US electricity and gas distribution businesses.
We have also made significant progress in positioning National Grid for continued growth. Organic investment has increased by 30% this period to £1.1bn and we continue to project organic investment of around £2.5bn per year over the medium term.
In August, we announced the completion of our $575m acquisition of the Rhode Island assets of New England Gas. This has added 245,000 natural gas customers to our business and is expected to make a positive contribution to earnings this year.
We have made significant progress towards completion of the agreed acquisition of KeySpan. We have achieved several important milestones: clearances from the Federal Trade Commission in respect of the Hart-Scott-Rodino Antitrust Improvements Act and from the Committee on Foreign Investment in the US, approval from the US Federal Energy Regulatory Commission (the FERC) and approvals from both National Grid and KeySpan shareholders. We have also made filings with the state public utility regulatory commissions in New York and New Hampshire. The process of reviewing these filings is underway and we are on track to complete the transaction in mid 2007.
In the UK we are currently in discussion with Ofgem on regulatory price controls for our gas and electricity businesses; in particular, in September we received Ofgem’s updated proposals for the Transmission Price Control Review for the five years to March 2012. Progress has been made in some key areas since Ofgem published its initial proposals in June, but, as we have previously stated, we need to make further progress if the outcome is to be acceptable. We continue to work closely with Ofgem ahead of the publication of its final proposals in early December 2006.
OUR STRATEGY
National Grid is now entering the next stage of its development. The completion of the KeySpan acquisition will take us a further step by virtually doubling the size of our US business. To take full advantage of both the changes in the scale and profile of National Grid’s operations and the opportunities ahead, we have conducted a thorough strategic review of our business and the external environment in which we operate. We will continue to drive shareholder value with a simple and highly focused strategy. We will
•	Focus on the electricity and gas sector

•	Focus on our priority markets in the UK and US

•	Continue to focus on ownership and operation of large scale asset-intensive businesses
We will drive performance and value by fully integrating our operations, deploying best practice and common processes across the organisation and strengthening our financial discipline. We will continue to focus on the provision of a safe, reliable, efficient and responsible service to our customers.
LOOKING AHEAD
In the UK electricity and gas market we see significant opportunities for growth. The decline of North Sea gas production, the UK Government’s renewable energy policy and the need for asset replacement are driving investment in this area. As a result, we are increasing our capital expenditure substantially and over the five years to March 2011 expect to invest around £9bn in this market. Over this period, our UK regulatory asset base is projected to grow by almost 40%.
We believe that the US electricity and gas market has significant growth potential for National Grid through continuing consolidation and major investment requirements, driven by demand growth, population moves and the need for increased reliability. In the northeast we see opportunities for organic growth through gas customer additions and network extensions, and asset replacement for

National Grid
2006/07 Half Year Results

both electricity and gas networks, and over the five years to March 2011 we are projecting capital investment of around £2bn in our existing businesses in the northeast US.
In addition to growth through investment, we continue to target growth through improving operational performance in our existing electricity and gas businesses. Earlier this year we reached our target of reducing controllable costs in UK gas distribution by 35% in real terms since March 2002, and last year we announced that we had reduced controllable costs in US distribution by 20% in real terms since March 2002. There is more to do and we will continue to seek further opportunities to operate our businesses more efficiently.
To unlock further value, we are reorganising our activities around global lines of business for Transmission, Gas Distribution, Electricity Distribution and Generation, and Non-regulated businesses. The management team for this new operating model is substantially in place and we will begin reporting along these business lines from 1 April 2007. Within each line of business we will deploy proven processes, common systems and best practices, while at a global level we will rigorously apply common operating principles, safety and environmental standards, and support processes and systems across all our businesses.
Given our focus on UK and US electricity and gas markets, today we are announcing our plans to demerge our Wireless infrastructure business and to sell Basslink, our electricity interconnector in Australia.
Following completion of the acquisition of KeySpan, National Grid will have a more efficient capital structure. Going forward the financing of our businesses will be consistent with maintaining an efficient balance sheet. We will not hold surplus cash, either through surplus assets or an under-geared balance sheet, but will return this to shareholders.
We believe that these plans will further enhance value and position the business to continue to deliver strong growth for shareholders.
DIVIDEND AND SHARE BUY-BACK
The Board has approved an interim dividend of 10.9p per ordinary share ($1.0279 per American Depository share (ADS)), representing a 7% increase in sterling in the half-year dividend. The interim dividend is to be paid on 24 January 2007 to shareholders on the register as at 1 December 2006.
We maintain our aim to increase dividends per ordinary share expressed in sterling by 7% in each financial year through to 31 March 2008.
Under our US rate plans, cash flows from stranded assets are scheduled to end in 2011 and so do not form part of our dividend policy. We are today announcing a share buy-back programme that will return this cash – currently estimated to be around $1.9bn – to shareholders as it arises.

National Grid
2006/07 Half Year Results

FINANCIAL RESULTS PRESENTATION
Unless otherwise stated, all financial commentaries are given on a business performance basis. Business performance represents the results for continuing operations before exceptional items and certain non-cash mark-to-market remeasurements of commodity contracts and financial instruments that are held for economic hedging purposes but did not achieve hedge accounting. Commentary provided in respect of results after exceptional items and certain non-cash mark-to-market remeasurements is described as ‘statutory’.
REVIEW OF RESULTS
Revenue from continuing activities for the period was £4.2bn, up £0.3bn.
Operating profit was higher than the prior period at £1,125m, up £37m on a constant currency basis. This was primarily driven by strong results in our UK transmission and US electricity and gas distribution segments, which were partially offset by lower operating profit in UK gas distribution and the expected decline in US stranded cost recoveries.
Net finance costs decreased 20% from £317m to £255m, mainly as a result of favourable short-term cash investments and an increased pension credit. The effective interest rate for the period was 5.5%.
Profit before tax was up 12% to £872m from £776m.
The tax charge on profit for the period was £279m, £33m higher than the prior period due to increased profit before tax. The effective tax rate for the period was 32%.
Earnings increased 12% on the prior period to £591m from £528m. Earnings per share increased 21% from 17.9p last year to 21.7p, reflecting the period-on-period impact of share consolidation following the return of £2bn to shareholders in August 2005.
Exceptional items and remeasurements for continuing operations increased earnings by £3m after tax. These comprised restructuring costs of £16m (£11m after tax), commodity remeasurement gains of £36m (£22m after tax) and a net financial instrument remeasurement impact of £66m (£8m after tax). After these items and minority interests, statutory earnings for continuing operations attributable to shareholders were £594m. Statutory basic earnings per share from continuing operations increased 29% to 21.8p, up from 16.9p in the prior period.
National Grid’s operating cash flows from continuing operations were £70m higher than the prior period, at £1,382m.
Organic investment increased by 30% to £1.1bn, primarily due to increased capital expenditure on new UK gas transmission infrastructure.
Our net debt rose to £11.7bn at 30 September 2006 compared with £10.9bn at 31 March 2006, mainly due to the increased level of capital spend and the acquisition of the Rhode Island assets of New England Gas.

National Grid
2006/07 Half Year Results

REVIEW OF OPERATIONS
TRANSMISSION

	Six months ended 30 September
Operating profit (£m)	2006	2005	% change

UK electricity transmission	298	275	8
UK gas transmission	77	86	(10)
Other *	52	36	44
UK electricity and gas transmission	427	397	8

US electricity transmission
– actual exchange rate	67	68	(1)
– constant currency basis	67	68	(1)

* Other includes LNG storage and the French interconnector in both periods.
UK electricity and gas transmission operating profit was up 8% at £427m compared with £397m in the prior period. This was primarily driven by a 9% increase in UK electricity transmission allowed revenue following the one-year price control extension, which came into effect on 1 April. In addition, market demand for French interconnector capacity remained strong, delivering increased auction income. These benefits were partially offset by an under-recovery of gas transmission owner formula income and a rise in operating costs during the period, principally driven by higher workload, including operating expenditure associated with the increased capital investment programme.
For the full year, the increase in UK electricity transmission allowed revenue will be a significant driver and we expect a lower level of accelerated depreciation charges than seen in the second half last year. These benefits are expected to be partially offset by higher operating costs driven by continuing increases in workload and a projected under recovery of allowed revenue compared to last year.
US electricity transmission operating profit was in line with the prior period at £67m. At the full year we expect operating profit to be slightly lower than the prior year. In October, the FERC approved increases in allowed returns on equity to incentivise transmission investment in New England that will be reflected in future financial performance.
We are currently in discussion with Ofgem on a five-year UK transmission price control to March 2012 and in September we received Ofgem’s updated proposals. Since the initial proposals in June, progress has been made in some areas, but as we have previously stated, further progress is needed if the outcome is to be acceptable. The four key issues that were outstanding when we received the updated proposals were the allowed rate of return, capital expenditure, incentives and adjustments, and operating costs. We continue to work closely with Ofgem ahead of the release of its final proposals in early December 2006.
Investment in UK transmission increased by 63% to £534m. Capital expenditure in the period included:
•	£144m on Milford Haven and associated projects to deliver new gas transmission entry capacity in South Wales

•	£78m on projects in support of new UK gas transmission entry capacity at Easington

•	£115m on UK electricity asset replacement

•	£94m on UK electricity demand connections and other load related infrastructure
Other smaller projects together accounted for a further £103m of investment.
In October, we announced the preferred partners for new five-year contracts that will be a significant part of the overall projected capital investment in our electricity transmission network. Contracts have been awarded to fourteen construction firms, split into six geographic alliances. We believe that this development will improve system access planning and support the safe, reliable and efficient delivery of our investment programme.

National Grid
2006/07 Half Year Results

UK GAS DISTRIBUTION

	Six months ended 30 September
Operating profit (£m)	2006	2005	% change

UK gas distribution	71	94	(24)

Operating profit from UK gas distribution was down to £71m compared with £94m in the prior period. Formula income increased as a result of price rises in October 2005, but this was more than offset by volumes being 10% lower than in the same period last year, reflecting both the impact of warmer weather and higher gas prices in the market. In addition, non-controllable costs were higher than the prior period, principally due to an increase in business rates and higher pension and shrinkage gas costs.
Looking to the full-year results, in October 2006 we implemented an average price increase of around 9% and through this we will begin to recover increases in pass-through costs, including higher business rates. This is expected to be more than offset by higher operating costs, driven principally by an increase in workload in the second half. These costs, together with the continued impact of record warm weather into October, are expected to lead to lower full-year results for this segment than the prior year.
During the period, our gas distribution alliances have continued to deliver our mains replacement programme, with over 900km of mains laid, some 130km more than the first half of last year, resulting in total replacement expenditure of £159m. We have continued to invest in network infrastructure projects, resulting in total capital expenditure (including replacement expenditure) of £218m.
We are currently in discussion with Ofgem on a one-year extension of the UK gas distribution price control to March 2008 and in September we received its initial proposals. We view these proposals as disappointing, particularly in relation to the scale of disallowance of efficiently incurred customer driven investment and the impact of a move to a post-tax allowed return which will reduce the cash return on our asset base significantly without providing any compensating factors elsewhere. We are working closely with Ofgem and hope to make further progress towards an acceptable outcome between now and when Ofgem makes its final proposals in December. Following this one-year review we will work with Ofgem on a five-year price control for UK gas distribution.

National Grid
2006/07 Half Year Results

US DISTRIBUTION

	Six months ended 30 September
Operating profit (£m)	2006	2005	% change

– actual exchange rate
US electricity and gas distribution	251	170	48
US stranded cost recoveries	202	251	(20)
US distribution	453	421	8

– constant currency basis
US electricity and gas distribution	251	169	49
US stranded cost recoveries	202	249	(19)
US distribution	453	418	8

Operating profit from US gas and electricity distribution was £251m, up 49% at constant currency. This strong result was principally driven by the recovery of costs incurred in previous periods from our New York deferral account. We will recover $150m during the current financial year, of which £37m is included in these results. The timing on recovery of certain pass-through costs, primarily commodity costs, has also led to a period-on-period benefit of £56m, due to the combination of a £31m over-recovery this period and a £25m under-recovery in the same period last year. These benefits have more than offset the impact of other factors including increased reliability and maintenance spending and lower delivery volumes primarily due to cooler summer weather and higher commodity prices.
Recoveries from the New York deferral account will continue in the second half of the year, as noted above. A regulatory audit of the deferral account is on-going. The majority of the over-recovery of pass-through costs in this period is expected to unwind in the second half of this year. In August we completed our acquisition of gas distribution assets in Rhode Island and in the second half we expect to report a positive contribution from this business. We expect to see an increase in storm costs in the second half, following a snow storm in the Buffalo area in October estimated to have cost around $70m. Under our New York rate plan, incremental operating costs associated with major storms are recovered through the deferral account in future periods. In the second half we also expect to increase maintenance spending in our reliability enhancement programme.
Capital expenditure in the period increased by £25m to £131m compared with the prior period. We are also expecting higher capital expenditure for the full year, compared with the prior year, mainly due to increased investment under our reliability enhancement programme.
US stranded cost recoveries delivered £202m of operating profit. This comprised the ongoing recovery of and return on the stranded asset base amounting to £143m and £59m primarily related to the recovery of contract settlements made under certain long-term purchased power arrangements. As expected, this operating profit is lower than the prior period, which included the settlement benefit received from USGen New England Inc. following its bankruptcy filing.

National Grid
2006/07 Half Year Results

WIRELESS INFRASTRUCTURE

	Six months ended 30 September
Operating profit (£m)	2006	2005	% change

Wireless infrastructure	42	36	17

Operating profit from Wireless infrastructure was up 17% at £42m compared with £36m in the prior period. This performance was principally driven by additional broadcast channel revenues following sales of capacity to ITV and Channel 4 in the second half of last year. There was also continued growth in our mobile tenancies. The business remains well positioned for double digit profit growth.
Investment in this segment was unchanged against the prior period, at £15m.
OTHER ACTIVITIES

	Six months ended 30 September
Operating profit (£m)	2006	2005	% change

Metering	54	52	4
Isle of Grain LNG	5	1	*
Property	32	31	3
Other	(26)	(9)	(189)
Other activities	65	75	(13)

* Not meaningful — Isle of Grain LNG Phase 1 became operational on 15 July 2005.
Operating profit from our other activities was down 13% at £65m compared with £75m in the prior period.
National Grid Metering performance was slightly better than the same period last year, with growth in our competitive metering business more than offsetting a decline in regulated metering revenue.
In this period we saw full first-half contributions from Phase I of the Isle of Grain, which commenced operations in July 2005, and our Basslink interconnector which commenced operations in April 2006. Both of these investments are underpinned by long-term take or pay contracts.
Sales of land and property surplus to our operational requirements were in line with the prior period. At the full year we expect profits from this segment to remain in line with the prior year, although by their nature these sales can vary from period to period depending on the mix of properties sold.
These favourable items were more than offset by higher net insurance charges and loss of income from connections services.
Investment in our other activities was in line with the prior period at £130m. Increased capital expenditure in both regulated and non-regulated meters was £27m ahead of the prior period. This was mainly offset by significantly lower investment in Australia following the completion of our Basslink interconnector. Investment in our Isle of Grain LNG terminal was broadly similar period-on-period at £45m.

National Grid
2006/07 Half Year Results

BOARD CHANGES
In January, we announced that Roger Urwin will retire as Chief Executive Officer at the end of 2006 and that Steve Holliday will assume the role of Chief Executive Officer upon Roger’s retirement on 31 December 2006.
In October we announced three further Board changes. Mark Fairbairn, currently Chief Operating Officer of UK Gas Distribution has been appointed to the Board from 1 January 2007 and will be responsible for Gas Distribution. Linda Adamany joined the Board as a non-executive director on 1 November 2006. Linda is a Group Vice President of BP Refining and Marketing and has over 25 years experience in the energy sector. Mike Jesanis, currently Group Director responsible for US Distribution, will be leaving the Board on 31 December 2006.
STATUTORY EARNINGS AND BUSINESS PERFORMANCE

	Six months ended 30 September
(£m)	2006	2005	% change

Business performance earnings	591	528	12
Exceptional items (after tax)	(11)	(45)	76
Remeasurements (after tax)	14	16	(13)
Statutory earnings from continuing operations	594	499	19

Discontinued operations profit (after tax)	—	29	*
Discontinued operations profit on disposal	—	2,534	*
Statutory earnings	594	3,062	*

* Not meaningful
Exceptional items in the period comprised restructuring costs of £16m (£11m after tax). In the prior period, exceptional items comprised restructuring costs of £25m (£18m after tax) and finance charges of £35m (£27m after tax).
Remeasurements in the period comprised commodity remeasurement gains of £36m (£22m after tax) reflecting changes in the carrying value of certain commodity contract obligations, primarily index-linked swap contracts in the US, and a net financial instrument remeasurement impact of £66m (£8m after tax) reflecting movements in the carrying value of financial instruments, primarily derivatives, that arise from changes in mark-to-market values or in exchange rates and are reflected in the income statement to the extent that hedge accounting is not achieved or is not fully effective. In the prior period, remeasurements comprised commodity remeasurement gains of £22m (£13m after tax) and financial instrument remeasurement losses of £42m (£29m after tax).
After including exceptional items and remeasurements, statutory earnings from continuing operations in the period were £594m, compared with £499m for the same period last year, giving a statutory earnings per share from continuing operations of 21.8p (2005: 16.9p).
Further details of exceptional items and remeasurements are given in Note 3 on page 18. A reconciliation of business performance to statutory results is provided in the Condensed Group Income Statement on page 11, and the impact of exceptional items and remeasurements on operating profit by business segment is provided in Note 2 on page 17.
Discontinued operations in the six months ended 30 September 2005 represented the results up to and profit on disposal of the four UK gas distribution networks sold on 1 June 2005. After including these, statutory earnings for the six months ended 30 September 2005 were £3,062m and earnings per share were 103.7p. Further details of discontinued operations are given in Note 6 on page 20.

National Grid
2006/07 Half Year Results

CONTACT DETAILS
National Grid:

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

Citigate Dewe Rogerson	+44 (0)20 7638 9571
Anthony Carlisle	+44 (0)7973 611888(m)
An analyst presentation will be held at Deutsche Bank AG, 75 London Wall, London EC2N 2DB at 9:00am (UK time) today.
Live telephone coverage of the analyst presentation — password National Grid

Dial in number	+44 (0)20 7081 9429
US dial in number	+1 866 432 7186
Telephone replay of the analyst presentation (available until 30 November 2006)

Dial in number	+44 (0)20 8196 1998
US dial in number	+1 866 583 1035
Account number	682949
A live web cast of the presentation will also be available at www.nationalgrid.com
Photographs are available on www.newscast.co.uk
Cautionary statement
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, National Grid’s results of operations and businesses, strategy, plans and objectives. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by the forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals and contractual consents, including those required to complete the proposed acquisition of KeySpan when or as planned, unseasonable weather affecting the demand for electricity and gas, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards and technological developments. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to integrate the businesses relating to announced acquisitions with our existing business and realise the expected synergies from such integration, the availability of new acquisition opportunities and the timing and success of future acquisition opportunities, the impact of the sales of businesses by National Grid, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, the failure to retain key management, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid’s pension schemes and the regulatory treatment of pension costs, and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines, owned or operated by National Grid. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission (the “SEC”) (and in particular the “Risk Factors” and “Operating and Financial Review” sections in its most recent Annual Report on Form 20-F and the “Risk Factors” section in its Registration Statement on Form F-3 filed with the SEC on 28 June 2006). Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements. The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

National Grid
2006/07 Half Year Results

				Year ended
CONDENSED GROUP INCOME STATEMENT				31 March
FOR THE SIX MONTHS ENDED 30 SEPTEMBER		2006	2005	2006
	Notes	£m	£m	£m
Group revenue	2a	4,164	3,891	9,193
Other operating income		27	23	80
Operating costs		(3,034)	(2,870)	(6,834)

Operating profit
— Before exceptional items and remeasurements	2b	1,125	1,091	2,527
— Exceptional items and remeasurements	3	32	(47)	(88)
Total operating profit	2c	1,157	1,044	2,439

Interest income and similar income	4	570	490	1,038
Interest expense and other finance costs
— Before exceptional items and remeasurements		(825)	(807)	(1,644)
— Exceptional items and remeasurements	3	(78)	7	(57)
	4	(903)	(800)	(1,701)
Share of post-tax results of joint ventures		2	2	3

Profit before taxation
— Before exceptional items and remeasurements		872	776	1,924
— Exceptional items and remeasurements		(46)	(40)	(145)
		826	736	1,779
Taxation
— Before exceptional items and remeasurements	5	(279)	(246)	(597)
— Exceptional items and remeasurements	3	49	11	35
		(230)	(235)	(562)

Profit from continuing operations after taxation
— Before exceptional items and remeasurements		593	530	1,327
— Exceptional items and remeasurements		3	(29)	(110)
Profit for the period from continuing operations		596	501	1,217

Profit for the period from discontinued operations

— Before exceptional items	6	—	44	43
— Exceptional items	6	—	2,519	2,590
		—	2,563	2,633

Profit for the period		596	3,064	3,850

Attributable to:
— Equity shareholders		594	3,062	3,848
— Minority interests		2	2	2

		596	3,064	3,850

Earnings per share
— Basic	7a	21.8p	103.7p	135.6p
— Diluted	7b	21.7p	103.1p	135.0p
Earnings per share from continuing operations
— Basic	7a	21.8p	16.9p	42.8p
— Diluted	7b	21.7p	16.8p	42.6p

Dividends per ordinary share: paid during the period	8	15.9p	15.2p	25.4p
Dividends per ordinary share: approved or proposed to be paid		10.9p	10.2p	26.1p

National Grid
2006/07 Half Year Results

CONDENSED GROUP BALANCE SHEET AT 30 SEPTEMBER		2006	2005	At 31 March 2006
	Note	£m	£m	£m
Non-current assets
Goodwill		2,170	2,140	2,142
Other intangible assets		319	357	321
Property, plant and equipment		19,308	18,175	18,935
Investments in joint ventures		9	18	12
Deferred tax assets		56	280	159
Other receivables		51	32	38
Investments		137	147	148
Derivative financial assets		333	405	351

Total non-current assets		22,383	21,554	22,106

Current assets
Other intangible assets		24	—	41
Inventories		165	164	108
Trade and other receivables		1,186	1,252	1,519
Financial investments		806	2,158	384
Derivative financial assets		301	359	314
Cash and cash equivalents		2,320	547	1,452

Total current assets		4,802	4,480	3,818

Total assets		27,185	26,034	25,924

Current liabilities
Bank overdrafts		(11)	(23)	(3)
Borrowings		(1,479)	(3,858)	(2,839)
Derivative financial liabilities		(328)	(167)	(92)
Trade and other payables		(1,709)	(1,660)	(2,095)
Current tax liabilities		(303)	(97)	(419)
Provisions		(202)	(201)	(235)

Total current liabilities		(4,032)	(6,006)	(5,683)

Non-current liabilities
Borrowings		(13,415)	(10,358)	(10,287)
Derivative financial liabilities		(177)	(118)	(130)
Other non-current liabilities		(1,630)	(1,833)	(1,719)
Deferred tax liabilities		(2,042)	(2,170)	(2,161)
Pensions and other post-retirement benefit obligations		(2,076)	(2,283)	(1,915)
Provisions		(511)	(551)	(536)

Total non-current liabilities		(19,851)	(17,313)	(16,748)

Total liabilities		(23,883)	(23,319)	(22,431)

Net assets employed		3,302	2,715	3,493

Capital and reserves
Called up share capital		310	309	310
Share premium account		1,324	1,293	1,316
Retained earnings		6,753	6,085	6,817
Other reserves		(5,097)	(4,984)	(4,961)

Total shareholders’ equity		3,290	2,703	3,482
Minority interests		12	12	11

Total equity	10	3,302	2,715	3,493

Net debt (net of related derivative financial instruments) included above	12	11,650	11,055	10,850

National Grid
2006/07 Half Year Results

			Year ended
CONDENSED GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE			31 March
FOR THE SIX MONTHS ENDED 30 SEPTEMBER	2006	2005	2006
	£m	£m	£m
Exchange adjustments	(130)	100	141
Actuarial (losses)/gains	(350)	(146)	181
Net gains/(losses) taken to equity in respect of cash flow hedges	3	44	(12)
Transferred to profit or loss on cash flow hedges	(10)	(10)	(20)
Net (losses)/gains taken to equity on available-for-sale investments	(3)	5	4
Transferred to profit or loss on sale of available-for-sale investments	(1)	—	(1)
Tax on items taken directly to or transferred from equity	118	29	(43)

Net (expense)/income recognised directly in equity	(373)	22	250
Profit for the period	596	3,064	3,850

Total recognised income and expense for the period	223	3,086	4,100

Attributable to:
— Equity shareholders	222	3,084	4,097
— Minority interests	1	2	3

	223	3,086	4,100

Effect of change in accounting policy — IAS 39 (i)	—	(43)	(43)

i)	The Group adopted IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ prospectively with effect from 1 April 2005.

National Grid
2006/07 Half Year Results

			Year ended
CONDENSED GROUP CASH FLOW STATEMENT			31 March
FOR THE SIX MONTHS ENDED 30 SEPTEMBER	2006	2005	2006
	£m	£m	£m
Cash flows from operating activities
Operating profit	1,157	1,044	2,439
Adjustments for:
Exceptional items and remeasurements	(32)	47	88
Depreciation and amortisation	460	439	952
Share based payment charge	7	6	15
Changes in working capital	(56)	(105)	(212)
Changes in provisions	(20)	(22)	9
Changes in post-retirement benefit obligations	(98)	(34)	(42)
Cash flows relating to exceptional items	(36)	(63)	(118)

Cash flows generated from continuing operations	1,382	1,312	3,131
Cash flows relating to discontinued operations	—	(1)	(20)

Cash generated from operations	1,382	1,311	3,111
Tax paid – continuing operations	(198)	(83)	(103)
Tax paid – discontinued operations	—	(41)	(37)

Net cash inflow from operating activities	1,184	1,187	2,971

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(269)	—	—
Sale of investments in joint ventures	—	—	8
Purchases of intangible assets	(5)	(6)	(16)
Purchases of property, plant and equipment	(1,179)	(804)	(1,750)
Disposals of property, plant and equipment	6	5	18
Net movements in financial investments	(432)	(1,758)	25
Dividends received from joint ventures	—	2	2

Cash flows used in continuing operations investing activities	(1,879)	(2,561)	(1,713)
Cash flows relating to discontinued operations – disposal proceeds	42	5,754	5,750
Cash flows relating to discontinued operations – other investing activities	—	(115)	(115)

Net cash (used in)/from investing activities	(1,837)	3,078	3,922

Cash flows from financing activities
Proceeds from issue of share capital	8	17	54
Increase/(decrease) in borrowings and related derivatives	2,264	(1,197)	(2,304)
Net interest paid	(291)	(368)	(704)
Exceptional finance costs on the repayment of debt	—	(35)	(49)
Dividends paid to shareholders	(433)	(469)	(745)
Cash paid to shareholders under B share scheme	(26)	(1,957)	(1,957)
Purchase of treasury shares	—	—	(7)

Net cash from/(used in) financing activities	1,522	(4,009)	(5,712)

Net increase in cash and cash equivalents	869	256	1,181
Exchange movements	(9)	14	14
Cash and cash equivalents at start of period (i)	1,449	254	254

Cash and cash equivalents at end of period (i)	2,309	524	1,449

i)	Net of bank overdrafts.

National Grid
2006/07 Half Year Results

NOTES TO THE INTERIM ANNOUNCEMENT
1.	Basis of preparation
The financial information contained in this announcement does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. The statutory accounts for the year ended 31 March 2006 were prepared under International Financial Reporting Standards (IFRS), as endorsed by the European Union and have been delivered to the Registrar of Companies. The auditors’ report on those statutory accounts was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.
The financial information in respect of the six months ended 30 September 2006 included in this interim announcement has been prepared in accordance with International Accounting Standard (IAS) 34 ‘Interim Financial Reporting’ and is unaudited but has been reviewed by the auditors and their report is attached to this document. It has been prepared on the basis of the accounting policies applicable for the year ending 31 March 2007 as set out in the Group’s most recent Annual Report and Accounts as amended to reflect new accounting standards and interpretations applicable to this period.
The standards and interpretations which have been adopted by the Group for the year ending 31 March 2007 are as follows:
•	International Financial Reporting Interpretations Committee (IFRIC) 4 – Determining whether an arrangement contains a lease

•	IFRIC 5 – Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

•	Amendment to IAS 39 – Financial Instruments: Recognition and Measurement: The Fair Value Option

•	Amendment to IAS 39 – Financial Instruments: Recognition and Measurement, and IFRS 4 Insurance Contracts: Financial Guarantee Contracts

•	Amendment to IAS 21 – The Effect of Changes in Foreign Exchange Rates

•	IFRIC 6 – Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment

•	IFRIC 7 – Applying the Restatement Approach under IAS 29 ‘Financial Reporting in Hyperinflationary Economies’
The adoption of new accounting standards and interpretations did not have a material impact on the financial results or position of the Group in the six months ended 30 September 2006 or in the year ended 31 March 2006.
The following interpretations have not been adopted for the year ended 31 March 2007:
•	IFRIC 8 – Scope of IFRS 2

•	IFRIC 9 – Reassessment of Embedded Derivatives

•	IFRIC 10 – Interim Financial Reporting and Impairment

•	IFRIC 11 – Group and Treasury Share Transactions
This announcement was approved by the Board of Directors on 16 November 2006.

National Grid
2006/07 Half Year Results

2. Segmental analysis
Segmental information is presented in accordance with the management responsibilities and economic characteristics, including consideration of risks and returns, of the Group’s business activities. The following table describes the main activities for each business segment:

UK electricity and gas transmission	High-voltage electricity transmission networks, the gas National Transmission System in the UK, UK liquefied natural gas storage activities and the Scottish and French electricity interconnectors
US electricity transmission	High-voltage electricity transmission networks and management of electricity transmission operations for other utilities in the US
UK gas distribution	Four of the eight regional networks of Britain’s gas distribution system
US electricity and gas distribution	Electricity and gas distribution in New York and New England
US stranded cost recoveries	The recovery of stranded costs from US customers as permitted by regulatory agreements
Wireless infrastructure	Broadcast and mobile telephony infrastructure in the UK and US

Other activities primarily relate to UK based gas metering activities, UK property services and the Group’s energy technology and systems solutions business.
Discontinued operations comprised the operations of the four gas distribution networks that the Group sold on 1 June 2005.
Certain of our businesses are affected by seasonality. Revenues from our gas distribution networks in the UK and the US and our gas transmission network in the UK are weighted towards the end of the financial year, as gas demand is typically higher during the winter months. Otherwise, seasonality does not have a significant impact on revenues. With the exception of commodity costs passed through to customers, our operating costs are generally not seasonal.
The Group assesses the performance of its businesses principally on the basis of operating profit before exceptional items and remeasurements. The Group’s primary reporting format is by business and the secondary reporting format is by geographical area .
a)	Group revenue

			Year ended
			31 March
Six months ended 30 September	2006	2005	2006
	£m	£m	£m
Continuing operations – business segments
UK electricity and gas transmission	1,323	1,154	2,710
US electricity transmission	151	152	310
UK gas distribution	447	439	1,222
US electricity and gas distribution	1,770	1,539	3,711
US stranded cost recoveries	205	244	511
Wireless infrastructure	171	155	325
Other activities	303	359	701
Sales between businesses	(206)	(151)	(297)

Group revenue	4,164	3,891	9,193

Continuing operations – geographical segments
UK	2,116	1,960	4,671
US	2,037	1,931	4,522
Rest of the World	11	—	—

Group revenue	4,164	3,891	9,193

National Grid
2006/07 Half Year Results

2. Segmental analysis (continued)
b)	Operating profit – before exceptional items and remeasurements

			Year ended
			31 March
Six months ended 30 September	2006	2005	2006
	£m	£m	£m
Continuing operations – business segments
UK electricity and gas transmission	427	397	844
US electricity transmission	67	68	127
UK gas distribution	71	94	483
US electricity and gas distribution	251	170	364
US stranded cost recoveries	202	251	489
Wireless infrastructure	42	36	75
Other activities	65	75	145

Operating profit before exceptional items and remeasurements	1,125	1,091	2,527

Continuing operations – geographical segments
UK	599	600	1,549
US	521	491	983
Rest of the World	5	—	(5)

Operating profit before exceptional items and remeasurements	1,125	1,091	2,527

c)	Operating profit – after exceptional items and remeasurements

			Year ended
			31 March
Six months ended 30 September	2006	2005	2006
	£m	£m	£m
Continuing operations – business segments
UK electricity and gas transmission	420	396	843
US electricity transmission	67	68	127
UK gas distribution	66	69	432
US electricity and gas distribution	248	170	364
US stranded cost recoveries	250	229	440
Wireless infrastructure	42	35	70
Other activities	64	77	163

Operating profit after exceptional items and remeasurements	1,157	1,044	2,439

Continuing operations – geographical segments
UK	586	575	1,489
US	566	469	934
Rest of the World	5	—	16

Operating profit after exceptional items and remeasurements	1,157	1,044	2,439

National Grid
2006/07 Half Year Results

3. Exceptional items and remeasurements
The Group separately discloses items of income and expenditure relating to transactions that are material, either by their nature or size, that are relevant to an understanding of the Group’s financial performance. These include non-recurring exceptional income or charges that do not relate to the underlying financial performance of the Group. Remeasurements are non-cash movements in the carrying value of financial instruments and of certain commodity contracts that arise from changes in mark-to-market values or in exchange rates, that are reflected in the income statement to the extent hedge accounting is not achieved or is not effective.

			Year ended
			31 March
Six months ended 30 September	2006	2005	2006
	£m	£m	£m
Continuing operations
Exceptional items – restructuring costs (i)	16	25	60
Exceptional items – profit on sale and reversal of impairment (ii)	—	—	(21)
Remeasurements – commodity contracts (iii)	(48)	22	49
Total exceptional items and remeasurements included within operating profit	(32)	47	88
Exceptional finance costs (iv)	—	35	49
Remeasurements – commodity contracts (iii)	12	—	14
Remeasurements – net losses/(gains) on derivative financial instruments (v)	66	(42)	(6)
Total exceptional items and remeasurements included within net finance costs	78	(7)	57

Total exceptional items and remeasurements before taxation	46	40	145

Tax on restructuring costs (i)	(5)	(7)	(12)
Tax on commodity contract remeasurements (iii)	14	(9)	(25)
Tax on exceptional finance costs (iv)	—	(8)	(15)
Tax on derivative financial instrument remeasurements (v)	(58)	13	17

Tax on exceptional items and remeasurements	(49)	(11)	(35)

Total exceptional items after taxation	11	45	61
Total commodity contract remeasurements after taxation	(22)	13	38
Total derivative financial instrument remeasurements after taxation	8	(29)	11

Total exceptional items and remeasurements after taxation	(3)	29	110

i)	Restructuring costs relate to planned cost reduction programmes in the UK and US businesses. For the six months ended 30 September 2006, restructuring costs included pension costs of £5m arising as a result of redundancies (six months ended 30 September 2005: £19m; year ended 31 March 2006: £25m).
ii)	Reversal of prior period impairment of £13m related to National Grid’s investment in Copperbelt Energy Corporation and gain on disposal of an investment in Energis Polska of £8m.

iii)	Commodity contract remeasurements represent mark-to-market movements on certain commodity contract obligations, primarily indexed-linked swap contracts, in the US. Under the Group’s existing rate plans in the US, commodity costs are fully recovered from customers, although the pattern of recovery may differ from the pattern of costs incurred. These movements are comprised of those impacting operating profit which is based on the change in the commodity contract liability and those impacting finance costs as a result of discounting.

iv)	Exceptional finance costs in 2005 represent costs incurred on the early redemption of debt following the disposal of the four gas distribution networks, together with issue costs associated with the B share scheme.
v)	Remeasurement (gains)/losses on derivative financial instruments comprise non-cash gains and losses arising on derivative financial instruments reported in the income statement, net of related exchange gains or losses on related financial instruments. These exclude gains and losses for which hedge accounting has been effective, which are recognised directly in equity or offset by adjustments to the carrying value of debt.

National Grid
2006/07 Half Year Results

4. Finance income and costs

			Year ended
			31 March
Six months ended 30 September	2006	2005	2006
	£m	£m	£m
Expected return on pension scheme assets	466	458	903
Interest and similar income on financial assets	104	32	135

Interest income and similar income	570	490	1,038

Interest on pension scheme liabilities	(436)	(451)	(891)
Interest payable on borrowings (net of related derivatives)	(408)	(383)	(795)
Unwinding of discount on provisions	(11)	(6)	(18)
Less: interest capitalised	30	33	60

	(825)	(807)	(1,644)
Finance charges on the early redemption of debt and B share scheme	—	(35)	(49)
Net (losses)/gains on derivative financial instruments and commodity contracts	(78)	42	(8)

Interest expense and other finance costs	(903)	(800)	(1,701)

Net finance costs	(333)	(310)	(663)

Comprising:
Net finance costs excluding exceptional finance costs and remeasurements	(255)	(317)	(606)
Exceptional finance costs and remeasurements (note 3)	(78)	7	(57)

	(333)	(310)	(663)

5. Taxation

			Year ended
			31 March
Six months ended 30 September	2006	2005	2006
	£m	£m	£m
Taxation – excluding exceptional items and remeasurements	279	246	597
Taxation – exceptional items and remeasurements (note 3)	(49)	(11)	(35)

Taxation	230	235	562

The tax charge, excluding tax on exceptional items and remeasurements, for the six months ended 30 September 2006, is based on the estimated effective tax rate for the year ending 31 March 2007 of 32.0% (30 September 2005: 31.7%).

National Grid
2006/07 Half Year Results

6. Discontinued operations
On 1 June 2005, the Group disposed of its holding in four of the eight regional gas distribution networks. The results of these operations were previously included within the UK gas distribution segment.
Results of discontinued operations

			Year ended
			31 March
Six months ended 30 September	2006	2005	2006
	£m	£m	£m
Revenue	—	168	168
Operating costs	—	(120)	(122)

Operating profit before exceptional item	—	63	61
Exceptional item (i)	—	(15)	(15)
Total operating profit from discontinued operations	—	48	46
Taxation	—	(19)	(18)

Profit from discontinued operations	—	29	28

Gain on disposal of discontinued operations before taxation	—	2,557	2,636
Taxation	—	(23)	(31)

Gain on disposal of discontinued operations	—	2,534	2,605

Total profit for the period
- Before exceptional items	—	44	43
- Exceptional items including gain on disposal	—	2,519	2,590
Total profit for the period from discontinued operations	—	2,563	2,633

i)	The operating exceptional item in the comparative period related to a fine incurred in respect of a breach of the Health and Safety at Work Act.

National Grid
2006/07 Half Year Results

7. Earnings per share
a)	Basic earnings per share

					Year ended	Year ended
					31 March	31 March
Six months ended 30 September	2006	2006	2005	2005	2006	2006
	£m	pence	£m	pence	£m	pence
Adjusted earnings per share
– continuing operations	591	21.7p	528	17.9p	1,325	46.7p
Exceptional operating items	(16)	(0.6)p	(25)	(0.9)p	(39)	(1.4)p
Exceptional finance costs	—	—	(35)	(1.2)p	(49)	(1.7)p
Remeasurements	(30)	(1.1)p	20	0.7p	(57)	(2.0)p
Tax on exceptional items	5	0.2p	15	0.5p	27	0.9p
Tax on remeasurements	44	1.6p	(4)	(0.1)p	8	0.3p

Earnings per share – continuing operations	594	21.8p	499	16.9p	1,215	42.8p

Adjusted earnings per share
– discontinued operations	—	—	44	1.5p	43	1.5p
Gain on disposal of gas distribution networks (net of tax)	—	—	2,534	85.8p	2,605	91.8p
Other exceptional items (net of tax)	—	—	(15)	(0.5)p	(15)	(0.5)p

Earnings per share – discontinued operations	—	—	2,563	86.8p	2,633	92.8p

Earnings per share	594	21.8p	3,062	103.7p	3,848	135.6p

		millions		millions		millions

Weighted average number of shares – basic (i)		2,721		2,953		2,837

i)	The Group completed a 43 for 49 share consolidation on 1 August 2005.

National Grid
2006/07 Half Year Results

7. Earnings per share (continued)
b)	Diluted earnings per share

					Year ended	Year ended
					31 March	31 March
Six months ended 30 September	2006	2006	2005	2005	2006	2006
	£m	pence	£m	pence	£m	pence
Adjusted diluted earnings per share
– continuing operations	591	21.6p	528	17.8p	1,325	46.5p
Exceptional operating items	(16)	(0.6)p	(25)	(0.9)p	(39)	(1.4)p
Exceptional finance costs	—	—	(35)	(1.2)p	(49)	(1.7)p
Remeasurements	(30)	(1.1)p	20	0.7p	(57)	(2.0)p
Tax on exceptional items	5	0.2p	15	0.5p	27	0.9p
Tax on remeasurements	44	1.6p	(4)	(0.1)p	8	0.3p

Diluted earnings per share – continuing operations	594	21.7p	499	16.8p	1,215	42.6p

Adjusted diluted earnings per share
– discontinued operations	—	—	44	1.5p	43	1.5p
Gain on disposal of gas distribution networks (net of tax)	—	—	2,534	85.3p	2,605	91.4p
Other exceptional items (net of tax)	—	—	(15)	(0.5)p	(15)	(0.5)p

Diluted earnings per share – discontinued operations	—	—	2,563	86.3p	2,633	92.4p

Diluted earnings per share	594	21.7p	3,062	103.1p	3,848	135.0p

		millions		millions		millions

Weighted average number of shares – diluted		2,735		2,970		2,851

The difference between the basic and diluted weighted average number of shares is the effect of dilutive potential shares relating to employee share options.
8. Dividends
The following table shows the dividends paid to equity shareholders:

					Year ended
					31 March	Year ended
	2006		2005		2006	31 March
Six months ended 30 September	pence	2006	pence	2005	pence	2006
	per share	£m	per share	£m	per share	£m
Ordinary dividends
Final dividend for the year ended 31 March 2006	15.9p	433	—	—	—	—
Interim dividend for the year ended 31 March 2006	—	—	—	—	10.2p	276
Final dividend for the year ended 31 March 2005	—	—	15.2p	469	15.2p	469

	15.9p	433	15.2p	469	25.4p	745

The Board has approved an interim dividend of 10.9p per share (total dividend distribution of £297m) to be paid in respect of the period ended 30 September 2006.

National Grid
2006/07 Half Year Results

9. Acquisitions
On 24 August 2006, the Group acquired New England Gas Company’s Rhode Island assets (‘New England Gas’) for total consideration of £269m, including acquisition costs of £3m. The goodwill arising on the acquisition was £146m. Goodwill principally relates to synergies, cost improvements, market position, the assembled workforce and the potential for future growth. Because the acquisition occurred late in the financial period, fair values and goodwill arising on the acquisition are provisional and may be subject to revision.
The acquired business is reported within the US electricity and gas distribution segment.

	Book value at
	acquisition under	Provisional fair
	IFRS	value
	£m	£m
Intangibles	15	16
Property, plant and equipment	134	135
Inventories	19	19
Trade and other receivables	37	37
Trade and other payables	(19)	(19)
Deferred tax	9	10
Provisions	(9)	(9)
Pensions and other post-retirement benefits	(18)	(18)
Borrowings	(42)	(48)

Net assets acquired	126	123

Goodwill		146

Consideration		269

In the Group’s consolidated income statement for the six months to 30 September 2006, £2m of operating loss before exceptional items and remeasurements, and £3m of operating loss after exceptional items and remeasurements has been included, representing the post-acquisition results of New England Gas. If New England Gas had been acquired on 1 April 2006, the results for the Group would not have been materially different.
10. Reconciliation of movements in total equity

			Year ended
Six months ended 30 September	2006	2005	31 March 2006
	£m	£m	£m
Opening total equity	3,493	2,078	2,078
Changes in total equity for the period
Net income recognised directly in equity	(373)	22	250
Profit for the period	596	3,064	3,850
Equity dividends	(433)	(469)	(745)
Return of capital to shareholders through B share scheme	—	(2,009)	(2,009)
Issue of ordinary share capital	8	4	28
Other movements in minority interests	(1)	—	(2)
Movement in shares held in employee share trusts	—	13	19
Employee share option scheme issues	7	7	17
Tax on employee share option scheme issues	5	5	7

Closing total equity	3,302	2,715	3,493

National Grid
2006/07 Half Year Results

11. Reconciliation of net cash flow to movement in net debt

			Year ended
			31 March
Six months ended 30 September	2006	2005	2006
	£m	£m	£m
Movement in cash and cash equivalents	869	256	1,181
Increase/(decrease) in financial investments	432	1,758	(25)
(Increase)/decrease in borrowings and related derivatives (i)	(2,264)	1,197	2,304
Cash paid to shareholders under B share scheme	26	1,957	1,957
Net interest paid	291	368	704

Change in net debt resulting from cash flows	(646)	5,536	6,121
Changes in fair value of financial assets and liabilities and exchange movements	194	(254)	(299)
Issue of B shares	—	(2,009)	(2,009)
Net interest charge	(304)	(351)	(660)
Other non-cash movements	(44)	9	(17)

Movement in net debt (net of related derivative financial instruments) in the period	(800)	2,931	3,136
Net debt at start of period	(10,850)	(13,986)	(13,986)

Net debt (net of related derivative financial instruments) at end of period	(11,650)	(11,055)	(10,850)

i)	Increase in borrowings and related derivatives for the six months ended 30 September 2006 comprises proceeds from loans received of £3.5 billion less payments to repay loans of £1.2 billion.
12. Net debt

			31 March
At 30 September	2006	2005	2006
	£m	£m	£m
Cash and cash equivalents	2,320	547	1,452
Bank overdrafts	(11)	(23)	(3)

Net cash and cash equivalents	2,309	524	1,449
Financial investments	806	2,158	384
Borrowings	(14,894)	(14,216)	(13,126)

	(11,779)	(11,534)	(11,293)
Net debt related derivative financial assets	634	764	665
Net debt related derivative financial liabilities	(505)	(285)	(222)

Net debt (net of related derivative financial instruments)	(11,650)	(11,055)	(10,850)

National Grid
2006/07 Half Year Results

13. Commitments and contingencies

			31 March
At 30 September	2006	2005	2006
	£m	£m	£m
Future capital expenditure contracted for but not provided	1,343	1,075	1,343
Group commitments under non-cancellable operating leases	800	889	831
Obligations to purchase energy under long-term contracts	4,768	5,677	5,453
Guarantees (i)	188	181	149
Other commitments and contingencies	205	202	185

i)	Details of the guarantees entered into by the Group at 30 September 2006 are as follows:

a)	performance guarantees of £21m relating to certain property obligations of Group undertakings. The bulk of these expire by December 2025;

b)	a guarantee of £50m of the obligations of a Group undertaking to make payments in respect of liabilities under a meter operating contract that runs until May 2008;

c)	a performance guarantee relating to the construction of the Victoria to Tasmania Interconnector of 24m Australian dollars (AU$24m) (£10m). This expires at the end of November 2006;

d)	a guarantee of the payment obligations of a Group undertaking in respect of a Power Connection Agreement amounting to an annual maximum of AU$7m, reducing over the term of the contract. This runs until June 2051, but the maximum potential payout is estimated at £5m;

e)	a guarantee of the payment obligations of a Group undertaking in respect of a Nitrogen Supply Agreement amounting to a maximum potential payout of £13m subject to a cap of £1m per annum. This runs until November 2019;

f)	a guarantee of the payment obligations of a Group undertaking in respect of a Power Connection Agreement amounting to a maximum potential payout of £14m subject to a cap of £7m per annum. This runs until December 2024;

g)	guarantees in respect of a former associate amounting to £14m, the bulk of which relates to its obligation to supply telecommunications services. This is open-ended;

h)	a guarantee in support of the transfer of the French Interconnector to NG Interconnectors as part of the Licence to Assign Lease. This is unlimited and open-ended but the maximum liability is estimated at £40m;

i)	guarantees in support of Group undertakings to enable them to trade on the Amsterdam Power Exchange. These amount to £6m and mainly expire by September 2007; and

j)	other guarantees amounting to £15m arising in the normal course of business and entered into on normal commercial terms. These guarantees run for varying lengths of time.
14. Events after the balance sheet date
On 2 October 2006, the Group completed the purchase of ClearShot Communications LLC for US$133m. The key operations of ClearShot Communications are the construction and ownership of wireless telecommunications towers across several southern US states.
On 16 November 2006, the Group announced its plans to demerge the Wireless infrastructure business, and to sell Basslink, the electricity interconnector in Australia.
15. Exchange rates
The Group’s results are affected by the exchange rates used to translate the results of its US operations and US dollar transactions. The US dollar to sterling exchange rates used were:

30 September			31 March
	2006	2005	2006
Closing rate applied at period end	1.88	1.76	1.74
Average rate applied for the period	1.86	1.85	1.79

National Grid
2006/07 Half Year Results

16. Differences between IFRS and US generally accepted accounting principles (‘US GAAP’)
Summarised financial statements on a US GAAP basis and an explanation of the differences between IFRS and US GAAP as applied in preparing the Group accounts are set out in the Annual Report and Accounts. Details of the principal differences between IFRS and US GAAP are shown below.
a)	Reconciliation of net income to US GAAP
The following is a summary of the material adjustments to net income that would have been required if US GAAP had been applied instead of IFRS:

			Year ended
			31 March
Six months ended 30 September	2006	2005	2006
	£m	£m	£m
Profit for the period attributable to equity shareholders under IFRS	594	3,062	3,848

Adjustments to conform with US GAAP
Depreciation of property, plant and equipment (‘PP&E’)	(57)	(65)	(127)
US regulatory accounting	(266)	(145)	(269)
Pensions and other post-retirement benefits	(39)	—	(56)
Financial instruments	124	2	(130)
Severance costs	3	(44)	(63)
Revenue recognition	14	(1)	(48)
Amortisation of intangibles	—	(1)	(2)
Interest on discounted provisions	(8)	11	(14)
Deferred taxation	138	94	208
Other	(1)	(8)	(3)
Discontinued operations – gain on disposal of business	—	(2,196)	(2,196)
Discontinued operations – pensions and other post-retirement benefits	—	(127)	(127)
Discontinued operations – deferred taxation	—	286	286

	(92)	(2,194)	(2,541)

Net income under US GAAP	502	868	1,307

Basic earnings per share – US GAAP	18.5p	32.1p	48.2p
Diluted earnings per share – US GAAP	18.4p	32.0p	48.0p

National Grid
2006/07 Half Year Results

16. Differences between IFRS and US generally accepted accounting principles (‘US GAAP’) (continued)
b)	Reconciliation of shareholders’ equity from IFRS to US GAAP
The following is a summary of the material adjustments to shareholders’ equity that would have been required if US GAAP had been applied instead of IFRS:

			31 March
At 30 September	2006	2005	2006
	£m	£m	£m
Total shareholders’ equity under IFRS	3,290	2,703	3,482

Adjustments to conform with US GAAP
PP&E fair value adjustments	2,105	2,224	2,162
Goodwill	2,652	2,686	2,689
US regulatory accounting	2,291	2,809	2,702
Pensions and other post-retirement benefits	1,103	990	886
Financial instruments	94	205	119
Severance liabilities	5	21	2
Revenue recognition	(28)	5	(42)
Intangible assets	28	29	28
Provisions	(158)	(127)	(154)
Non-reversal of impairments	(37)	(28)	(39)
Deferred taxation	(1,955)	(2,203)	(2,090)
Other	(12)	2	2

	6,088	6,613	6,265

Shareholders’ equity under US GAAP	9,378	9,316	9,747

c)	New US accounting standards
In July 2006, the Financial Accounting Standards Board (FASB) issued Financial Interpretation No. 48 ‘Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109’ (FIN 48), which specifies how tax benefits for uncertain tax positions are to be recognised, measured and derecognised in financial statements. FIN 48 requires certain disclosures of uncertain tax matters, specifies how reserves for uncertain tax provisions should be classified in the balance sheet and provides transition and interim-period guidance. FIN 48 is effective for years beginning after 15 December 2006. We are currently assessing the impact that the adoption of FIN 48 will have on the Group financial statements.
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB statements No. 87, 106 and 132(R)’ (SFAS No. 158). This standard requires recognition of a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other post-retirement benefit plans. SFAS No. 158 requires prospective application, recognition and disclosure requirements effective for the year ending 31 March 2007. We intend to adopt SFAS No. 158 on 31 March 2007, which should have the effect of substantially reducing (but not completely eliminating) the difference in shareholders’ equity between IFRS and US GAAP. The difference in net income between IFRS and US GAAP is likely to remain substantially unchanged.
The Group has adopted SFAS No. 123(R) ‘Share-Based Payment ‘. The adoption of this standard has had no material impact on the results from operations or the Group’s financial position.

National Grid
2006/07 Half Year Results

Independent review report to National Grid plc
Introduction
We have been instructed by the company to review the financial information for the six months ended 30 September 2006 which comprises the consolidated interim balance sheet as at 30 September 2006 and the related consolidated interim statements of income, cash flows and recognised income and expense for the six months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.
Directors’ responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.
This interim report has been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.
Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2006.
PricewaterhouseCoopers LLP
Chartered Accountants
London
16 November 2006
Notes:
(a)	The maintenance and integrity of the National Grid plc web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the web site.
(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward

David C Forward Assistant Secretary
Date: 16 November 2006